

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2024

Matthew Preston
Chief Financial Officer
Intrepid Potash, Inc.
707 17th Street, Suite 4200
Denver, CO 80202

> **Re: Intrepid Potash, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed March 7, 2023**
> **File No. 001-34025**

Dear Matthew Preston:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation